

November 10, 2010

George T. Sharp
Chief Executive Officer
Tombstone Technologies, Inc.
10001 Woodloch Forest Drive, Suite 325
The Woodlands, TX 77380

> **Re:** **Tombstone Technologies, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 5, 2010**
> **File No. 000-53515**

Dear Mr. Sharp:

We have reviewed your filing and have the following comment. Please respond to this letter within five business days by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

1. Please amend your Form 8-K to disclose the following in Section 4 under Item 4.01:

   - Specifically state whether your former independent registered public accounting firm, Cordovano & Horneck (C&H) resigned, declined to stand for reelection or was discharged;
   - The date of resignation or discharge; and
   - Whether the decision was recommended or approved by the Board of Directors or a committee thereof.

   In addition, reference is made to the last paragraph under Item 4.01, where we note your disclosure that prior to appointment as the successor independent registered public accounting firm, you had consulted with Ham, Langston & Brezina, LLP (HLB). In this regard, please revise to clarify that HLB was the independent registered public accounting firm of Hunt Global Resources, Inc (Hunt).

   Further, to the extent Tombstone Technologies, Inc. (Tombstone) had consulted with HLB prior to the reverse merger, please disclose the following:

   - Identify the issues that were subjects of those consultations;

- Briefly describe the views of HLB as expressed orally or in writing on each issue and, if written views were received file them as an exhibit;
- State whether C&H was consulted regarding any such issues, and if so, provide a summary of C&H's views; and
- Request HLB to review these disclosures before it is filed with the Commission and provide HLB the opportunity to furnish the Company a letter addressed to the Commission containing any new information, clarification of the Company's expression of its views, or the respects in which it does not agree with the statements made by the Company, filed as an exhibit to this report.

Alternatively, if Tombstone had not consulted with HLB prior to the reverse merger, please so state. In this regard, it is presumed that HLB and Hunt had consultations as they were considered to have an auditor-client relationship and the current disclosure would give rise to the requirement to disclose all significant consultation transactions.

Refer to Item 304 of Regulation S-K for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant